ESP Resources, Inc.
1255 Lions Club Road
Scott, LA 70583

December 15, 2010

United States Securities and Exchange Commission
Attn: Ms. Chambre Malone, Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	ESP Resources, Inc.
Registration Statement on Form S-1
Filed November 24, 2010
File No. 333-170803

Dear Ms. Malone:

We are writing in response to your comment letter dated December 10, 2010 regarding the above referenced registration statement.  We have filed an amendment to the original Form S-1 registration statement filed on November 24, 2010.  Our responses to your comments follow each of the comments below.

Recent Sales of Unregistered Securities, page II-2

1.
We note your disclosure in the last paragraph on page II-2.  If you intend for the last paragraph to apply to all of the transactions listed in the prior paragraph, please revise the paragraph to make it clear that the “Securities” refers to all shares sold in the transactions.

RESPONSE:  We have amended the last paragraph on page II-2 to make it clear that the securities sold refers to all the transactions listed in the Unregistered Sales of Equity Securities Section.

Exhibit 5.1

2.
We note that counsel’s opinion is limited to the federal laws of the United States.  Please be advised that counsel is required to opine on the laws of your state of incorporation.  Please have counsel revise the opinion accordingly.

RESPONSE:  We have had counsel update the legality opinion to opine on the laws of our state of incorporation.

Signatures, page II-6

3.
Please revise the signature page to provide the signature of the registrant and the signatures of the officers, signing for themselves, in their respective capacities.  Please refer to the Signatures section of Form S-1 for guidance.

RESPONSE:  We have revised the signature page on page II-6 to provide the signature of the registrant and the signatures of the officers, signing for themselves, in their respective capacities.

Sincerely,

ESP Resources, Inc.

By:	/s/ David Dugas
David Dugas, President
(Principal Executive Officer)